1726 Cole Blvd. Suite 115
Lakewood CO 80401
Phone:	303-256-2026
Fax:	303-928-8598
sroswell@generalmoly.com

January 19, 2017

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. John Reynolds

Re:                             General Moly, Inc.
Registration Statement on Form S-3
Filed December 22, 2016
File No. 333-215249

Dear Mr. Reynolds:

General Moly, Inc., a Delaware corporation (the “Company”), hereby responds to the comment received by the Company from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 13, 2017 (the “Comment Letter”) with respect to the above-referenced filing.  For your convenience, we have restated the comment from the Comment Letter below, followed by the Company’s response.

General

1.                                      Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09. When providing your analysis in response to this question, please address:

•                  the number of offered shares relative to the number of outstanding shares held by non-affiliates before the November 24, 2015 transaction; and

•                  AMER’s rights to nominate members of the board.

Response: In determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Company considered the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09 and concluded that the transaction is in fact a secondary offering of the Company’s securities.

Background of Transaction with Amer

On April 17, 2015, after extensive negotiation, the Company entered into an Investment and Securities Purchase Agreement with Amer International Group Co., Ltd (“Amer”) (the “Purchase Agreement”).  Amer is a private, diversified Chinese-based multinational industrial company with interests in advanced materials, fine machining and mining companies.  The entry into the Purchase Agreement was viewed by the Company as forming a strategic partnership with Amer to assist the Company in securing project financing for its Mt. Hope Project.  Under the Purchase Agreement, Amer agreed to (a) acquire common stock in the Company and (b) assist the Company in obtaining a loan from one or more prime Chinese banks of approximately $700,000,000 to fund the Company’s share of the development costs of the Mt. Hope mine, and guarantee the loan.  Amer agreed to purchase 40,000,000 shares of the Company’s common stock for a purchase price of $0.50 per share which price represented the 90-day volume weighted average price of the common stock of the Company for the 90 days prior to the signing of the Purchase Agreement.  In addition, the Company agreed to issue Amer a common stock warrant to purchase 80,000,000 shares of common stock at a purchase price of $0.50 per share (the “Warrant”), which becomes exercisable upon the first drawdown of the loan.  The Warrant will expire by its terms on the two-year anniversary of the original April 17, 2015 signing date if the loan agreement has not been executed by that date.  The Company agreed to register the common stock issued and the common stock issuable under the Warrant within 9 months of the closing of the transaction.  The Company would not be subject to a penalty or “make whole” payment with respect to any delay in connection with the filing of the registration statement.  The transaction was conditioned upon, among other things, approval of the Company’s stockholders of (a) the issuance of the common stock and the Warrant, and (b) the amendment of the Company’s Certificate of Incorporation to increase the Company’s authorized shares of common stock.  This stockholder approval was obtained in June 2015.

On November 2, 2015, the Company and Amer entered into an amendment to the Purchase Agreement providing for a restructuring of the transactions contemplated thereby in part due to adverse factors impacting the Company, including substantially reduced market prices for molybdenum and a decision by the Nevada Supreme Court which negatively impacted previously granted water permits for the Mt. Hope mine.  The parties agreed to divide the shares of common stock to be purchased by Amer into three tranches; tranche one would be a purchase of 13,333,333 shares at a purchase price of $0.30 per share (“Tranche One Shares”), tranche two would be a purchase of 12,000,000 shares at a purchase price of $0.50 per share and tranche three would be a purchase of 14,700,000 shares at a purchase price of $0.67 per share.  Tranche two and three were subject to new closing conditions which included resolution of water permit issues and minimum market prices for molybdenum.

On November 24, 2015, the Company and Amer closed on tranche one and the Company issued Amer the Tranche One Shares and the Warrant.  The purchase price of $0.30 per share for the Tranche One Shares represented a modest premium to the closing price per share on that date.  In addition, as contemplated by the Purchase Agreement, at the tranche one closing, the Company and Amer entered into a Stockholder Agreement pursuant to which the Company was immediately able to nominate one member to the Company’s

Board of Directors and nominate additional directors upon the closing of tranche three and the drawdown of the loan.  As a result, Amer has nominated one member of the Company’s six member Board.  Furthermore, in the Stockholder Agreement, Amer agreed that for one year from the tranche one closing date it would not sell or transfer any shares of Company common stock, other than to certain affiliates.

Subsequent to the tranche one closing, the Company and Amer agreed to further defer the filing of the registration statement until December 31, 2016.  The registration statement was filed on December 22, 2016.

Analysis

The Company based its conclusion that the transaction (the “Transaction”) is appropriately characterized as one that is eligible to be made on shelf basis on the following facts:

1.                                      The acquisition of the Tranche One Shares and Warrant by Amer was an arm’s length transaction that was negotiated between the Company and Amer and the purchase price per share for the common stock and the exercise price under the Warrant did not reflect a discount to the market price.

2.                                      The Company and Amer had no prior business relationship before entering into the Purchase Agreement.  As a result of the transactions contemplated by the Purchase Agreement, the Company and Amer have a strategic partnership to assist the Company develop the Mt. Hope mine as well as evaluate other opportunities in the mining industry.

3.                                      The Company and Amer closed on the purchase of the Tranche One Shares in November 2015, meaning that Amer had owned, and bore the economic risk of, the Tranche One Shares for approximately 13 months at the time that the Registration Statement was filed in December 2016.  In addition, the Company was not subject to an express penalty related to any delay in filing the Registration Statement.

4.                                      In addition, pursuant to the Stockholder Agreement that was entered into at the tranche one closing, Amer was granted the right to nominate one member to the Company’s Board of Directors, which it has done.  Therefore, at present, one of the Company’s six Board seats is held by an individual who was appointed by Amer.  The other five have no affiliation with Amer.

5.                                      Amer is not an underwriter or otherwise in the business of selling securities.

6.                                      Amer specifically negotiated for the Company to register their securities as part of the negotiation of the terms and conditions of the Transaction.

7.                                      In entering into the Transaction, Amer was not acting as a conduit between the Company and the market.  The private placement of the Tranche Shares and the Warrant and any subsequent sales are not part of a single plan of financing.

8.                                      Last, although the total number of shares included in the Registration Statement constitutes approximately 49% of the total shares presently outstanding, assuming full exercise of the Warrant, 80,000,000, or roughly 86%, of such shares are shares issuable upon the exercise of the Warrant.  The Warrant will expire by its terms on April 17, 2017 unless the first drawdown under the anticipated loan agreement has occurred, which condition the Company believes is highly unlikely to occur.  Assuming that the Warrant expires in April 2017, the 13.3 million in remaining shares that are included in the Registration Statement would have represented approximately 18% of the Company’s pre-transaction shares held by non-affiliates.

For all of the foregoing reasons, the Company has concluded that the Transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

***

If you would like to discuss the above response or any other matter, please contact the undersigned at (303-256-2056) or our outside securities counsel, Charles D. Maguire, Jr. (303-866-0550), Todd M. Kaye (314-259-2194) or Jennifer A. D’Alessandro (303-866-0635) of Bryan Cave LLP.

Sincerely,

/s/ R. Scott Roswell

R. Scott Roswell

Chief Legal Officer

cc:	Ruairi Regan
David Link
Securities and Exchange Commission
Charles D. Maguire, Jr.
Todd M. Kaye
Jennifer A. D’Alessandro
Bryan Cave LLP